February 6, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention: Angela Crane, Accounting Branch Chief

Re:	Linear Technology Corporation
Form 10-K for the Fiscal Year Ended June 29, 2008
Filed August 25, 2008
File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 21, 2008 relating to the Company’s Form 10-K for the fiscal year ended June 29, 2008.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Form 10-K for the Fiscal Year Ended June 29, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
We note your MD&A disclosure does not include an executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  In future filings, please provide such disclosure including, but not limited to a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them.  For further guidance on the content and purpose of the discussion, see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Commencing with the filing of the Company’s Form 10-Q for its second quarter ended December 28, 2008, the Company will include an executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  As an example, the Company will include the following overview as a prologue to the Company’s MD&A for its second quarter ended December 28, 2008:

Overview

Linear Technology Corporation is a manufacturer of high performance linear integrated circuits.  The Company generates revenue exclusively from the sale of analog integrated circuits.  The Company targets the high performance segment of the analog integrated circuit market. The Company was founded in 1981 and became a public company in 1986.  Linear Technology products include high performance amplifiers, comparators, voltage references, monolithic filters, linear regulators, DC-DC converters, battery chargers, data converters, communications interface circuits, RF signal conditioning circuits, uModuleTM products, and many other analog functions.  Applications for Linear Technology’s high performance circuits include telecommunications, cellular telephones, networking products such as optical switches, notebook and desktop computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems.

Going into the second quarter of fiscal year 2009, there was greater than usual uncertainty in forecasting the Company’s results in light of the global credit crisis.  Throughout the quarter the Company saw further weakness in order patterns, and as a result revenue of $249.2 million decreased 20% or $61.2 million compared to first quarter revenue of $310.4 million and decreased 14% or $39.5 million from $288.7 million reported in the second quarter of fiscal year 2008.  Entering the quarter, the Company was staffed to support revenue levels greater than $300 million. To maintain profitability, the Company had to cut its variable costs as a result of the lower revenue levels. The Company reacted to this weakness by reducing labor and related costs through headcount reductions, requiring employees to take approximately two weeks of vacation or unpaid time during the quarter, lowering other variable compensation and otherwise limiting operating expenditures where possible.  Going into the third quarter of fiscal year 2009, there is continued uncertainty in forecasting and therefore the Company will continue to control its variable costs by requiring employees to take approximately three weeks of vacation or unpaid time during the quarter and lowering other variable compensation.

Results for the December quarter were impacted by three unusual items:

• The Company purchased and retired $200.0 million of face value of its 3.125% Convertible Senior Notes, resulting in a gain of approximately $21.0 million, net of deferred issuance costs.

• The Company reported approximately $1.6 million in restructuring expenses for employee severance costs related to a reduction in workforce of approximately 100 employees.  The $1.6 million charge represents the severance costs incurred in connection with this workforce reduction and the majority of these severance amounts were paid during the December quarter.

• Lastly, the Company’s quarterly tax rate of 22.5% was positively impacted as a result of the R&D tax credit which was restored by legislation retroactive to the beginning of calendar year 2008.

Critical Accounting Policies, page 22

2.
With respect to your stock based compensation, you disclose that “[i]f actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, the Company may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations.”  Please tell us in more detail about which actual results and assumptions and judgments would cause you to increase or decrease the amount of compensation or income tax expense that you previously recognized.  Revise future filings to clarify.

Commencing with the filing of the Company’s Form 10-Q for its second quarter ended December 28, 2008, the Company will update the discussion of the critical accounting policy related to stock-based compensation to clarify what was meant by “[i]f actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, the Company may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations.” As an example, the Company will include the following disclosure in critical accounting policies for its second quarter ended December 28, 2008:

The Company uses the Black-Scholes valuation model to determine the fair value of stock options at the date of grant.  The stock options fair value is then amortized straight-line over the vesting period, which is generally five years. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term, stock price volatility, dividend yields and risk free interest rates that determine the stock options fair value. Higher volatility and longer expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate do not have as significant an effect on the calculation of fair value. As a result, if factors change and the Company’s estimates of volatility and expected life were to increase or decrease, the Company’s stock-based compensation expense could be materially impacted in future periods.  In addition, if deferred taxes based on the Black-Scholes valuation are greater than or less than the tax benefits from the gain on the sale of the associated stock option the Company’s income tax expense could increase or decrease.

Financial Statements and Supplementary Data, page 28

3.
Please refer to the response in your letter to us dated April 11, 2008 to comment 2 from our March 26, 2008 letter to you.  From your response we note that you agreed to provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or on which you may have to provide price protection rebates.  Please tell us where you provided this disclosure in the notes to your financial statements.

In the response in our letter dated April 11, 2008 to Comment 2 from your letter dated March 26, 2008, we respectfully note that we did not indicate that we would provide a discussion of our policies for testing and accounting for the impairment of the deferred cost of sale amounts. We have included our response from our letter dated April 11, 2008 in quotations below.

“In future filings the Company will disclose that the deferred costs of sales from shipments to domestic distributors are netted against the deferred revenues in the caption “deferred income on shipments to distributors” and that these deferred costs have limited risk of material impairment as the Company offers limited stock rotation privileges to distributors, generally up to 3% of quarterly purchases.  For example, for the quarter ended April 1, 2008 distributors could contractually return approximately $1.4 million of sales value under stock rotation privileges of which the Company has deferred costs of approximately $300,000.  In addition, we will disclose that historically such products that have been returned by distributors under stock rotation privileges have generally been saleable and such returned products have not been considered excess or obsolete.

In addition, the Company will disclose that it provides price protection to its distributors ending on hand inventory to the extent the Company lowers its distributor cost on that inventory. There has not been a material impact on the Company as a result of price protection in at least the past five fiscal years.”

Nonetheless, commencing with the filing of the Company’s Form 10-Q for its second quarter ended December 28, 2008, the Company will update the discussion of the critical accounting policy related to revenue recognition as follows:

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured.  During the second quarter of fiscal year 2009, the Company recognizes approximately 17% of net revenues from domestic distributors that are recognized under agreements which provide for certain sales price rebates and limited product return privileges.  Given the uncertainties associated with the levels of pricing rebates, the ultimate sales price on domestic distributor sales transactions is not fixed or determinable until domestic distributors sell the merchandise to the end-user.  At the time of shipment to domestic distributors, the Company records a trade receivable and deferred revenue at the distributor purchasing price since there is a legally enforceable obligation from the distributor to pay for the products delivered.  The Company relieves inventory as title has passed to the distributor and recognizes deferred cost of sales in the same amount. “Deferred income on shipments to distributors” represents the difference between deferred revenue and deferred cost of sales and is recognized as a current liability until such time as the distributor confirms a final sale to its end customer.  At December 28, 2008, the Company had approximately $37.7 million of deferred revenue and $6.4 million of deferred cost of sales recognized as $31.3 million of “Deferred income on shipment to distributors.” At June 29, 2008, the Company had approximately $46.2 million of deferred revenue and $8.4 million of deferred cost of sales recognized as $37.8 million of “Deferred income on shipment to distributors.”  The Company believes that its deferred costs of revenues have limited risk of material impairment as the Company offers stock rotation privileges to distributors (up to 3% to 5% of quarterly purchases) which enable distributors to rotate slow moving inventory. In addition, such stock rotated inventory that is returned to the Company is generally resalable.  The Company reviews distributor ending on hand inventory balances as well as orders placed on the Company to ensure that distributors are not overstocking parts and are ordering to forecasted demand. To the extent the Company was to have a significant reduction in distributor price or grant significant price rebates, there could be a material impact on the ultimate revenue and gross profit recognized. The price rebates that have been remitted back to distributors have ranged from $1.5 million to $3.1 million per quarter.

Item 11.  Executive Compensation, page 52

Schedule 14A Proxy Statement, page 14

4.
In future filings, please replace vague disclosure throughout your compensation discussion and analysis with meaningful information that investors can use to evaluate the compensation program.  For example, where you refer to “pay-for-performance,” “corporate performance,” “individual contributions”, “corporate strategies” and “long term objectives” please disclose with specificity how you define those terms.  Please do not use boilerplate disclosure or jargon in this section.  Instead, specifically describe how the committee determined individual elements of compensation for each named executive officer.

The Company will include more detailed information on its compensation programs in response to these recommendations in future filings.

5.
We note the reference to “management periodically considering the compensation practices of peer companies” in the second full paragraph on page 15 and your reference to “above-average” and “below-average” compensation in the second paragraph on page 14.  In future filings, please specifically identify these “peer companies” as well as the elements of compensation that are benchmarked and how such benchmarks are determined.  For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.  See Item 402(B)(2)(xiv) of Regulation S-K.

In future filings, the Company will identify the “peer companies” it considers in its benchmarking analysis, as well as the elements of compensation that are benchmarked and how such benchmarks are determined, as requested.

6.
We note from your discussion under “Base Salary” on page 16 that you refer to factors such as “day-to-day performance contribution,” and “performance judgments as to the past and expected future contribution of the individual executive officer” in determining the base salary of your named executive officers.  Please describe specifically how these factors were used to make compensation decisions during the applicable periods; if instead compensation decisions were based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used.

The Company will include more detailed information on its compensation programs in response to these recommendations in future filings.

7.
We note from your discussion under “Bonuses” you have not disclosed the specific “targets for sales growth and operating income as a percent of sales” to be achieved in order for your named executive officers to earn their respective bonuses.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company will include more detailed information on its compensation programs in response to these recommendations in future filings.

8.
We refer to your disclosure on page 16-17 regarding “Profit Sharing,” “Bonuses,” “Stock Options” and Restricted Stock” awards to your named executive officers.  We do not see where you have provided discussion and analysis as to how the awards to your named executive officers were determined by your compensation committee.  See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K, among others.  For example, it is unclear how you determined to pay your Executive Chairman a bonus of $1,512,200, your CEO a bonus of $1,823,816 and your CFO a bonus of $1,706,140 for 2008 and the reasons why you did not “grant any stock options to executive officers” in 2007 and 2008.  In your future filings, please include substantive analysis and insight into how the Compensation Committee made its award determinations with respect to each named executive officer.

In future filings, the Company will include substantive analysis and insight into how the Compensation Committee made its award determinations with respect to each named executive officer.

**************

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 432-1900 with any questions or comments regarding this letter.  In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 434-0507, as well as to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your consideration.

Sincerely,

LINEAR TECHNOLOGY CORPORATION

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial

cc:           Herbert P. Fockler, Esq.
Glenn J. Luinenburg, Esq.
Wilson, Sonsini, Goodrich & Rosati, Professional Corporation